CFI                                                           Matthew W. Chapman
ProServices, Inc.                                             Chairman and CEO


December 1, 1997


Mr. Keith A. Peterson
Chairman, President & CEO
Phoenix Gold International, Inc.
9300 N. Decatur
Portland, Oregon 97203

Dear Keith:

         From the conversation Tim had with Kurt last week, I gather that it is your plan to hire regional sales coordinators and possibly a new president in due course, but otherwise to continue with Phoenix Gold pretty much as is. I also understand that you have chosen to go with Tim rather than Kurt.

         As a member of the Board, I find myself in material disagreement with this fundamental direction. I do not think it is likely that you will find a candidate who can be successful, in light of the strong split within the company between your style and Tim's. I believe that anyone coming into that role will suffer the same fate as Kurt. Further, I do not think that the decision to go with Tim recognizes the considerable financial and manufacturing difficulties that faced the company under his prior leadership. Kurt had brought in a very talented group, and I am concerned that they will leave under Tim's pressure. Indeed, I understand that Dave Keith has already resigned. Returning to the old ways is simply not an option I can support.

         As I have said in many of our meetings, my goal in participating with Phoenix Gold is to be helpful, not to be a barrier. As such, when I am no longer able to support the fundamental direction of the company, it is appropriate for me to go away. Therefore, please accept this letter as my formal resignation as a member of the Board of Directors of Phoenix Gold, effective immediately.

         I strongly encourage you to find additional outside board members who are familiar with the nature of a publicly held company, as the interests of all shareholders must be taken into consideration with respect to the decisions of the company. I believe this company would be much better served with a majority of outside directors. The fact that you made your decisions without discussion of the alternatives at a Board meeting, and the fact you have not done me the courtesy of even communicating directly with me about what those decisions are, causes me considerable concern. I do not believe that this is a procedure that is consistent with the best interests of all shareholders.

Mr. Keith A. Peterson
December 1, 1997
Page 2



         I ask that this letter of resignation be disclosed to the shareholders in accordance with the provisions of Form 8-K, Item 6.

         Meanwhile, I sincerely hope that my analysis is incorrect, and wish you and everyone at Phoenix Gold every success.

                                                  Very truly yours,

                                                  /s/ Matt Chapman

                                                  Matt Chapman



cc:  Frank G. Magdlen
     Timothy G. Johnson
     Thomas P. Palmer